FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.... ☒        Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...... No....☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

Santiago (Chile), January 19, 2005

Messrs.

Superintendency of Securities and Insurance

Ladies and gentlemen:

Re: COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

Yesterday, the Company and its Board of Directors learned that the Regional Environmental Commission (COREMA) of the Tenth Region of Chile approved the initiation of sanction proceedings against the Company in connection with its pulp plant in Valdivia (the “Valdivia Mill”), and, as a precautionary measure, has ordered the Company to temporarily stop all activities at this facility.

With respect to the above, the Board of Directors agreed to notify you of the following:

1.- We believe that the stoppage measure adopted by the authorities is absolutely disproportionate and unjustified. Any issues that could arise between the Company and the authorities regarding operational matters at the plant could be resolved easily, without the application of such an extreme measure. The stoppage measure has been imposed upon the Company without informing it of the specific charges being made or the effects that such charges produce. This measure has high costs in terms of production, employment and the Company’s contribution to the electrical supply of Chile, and unjustifiably damages the reputation of the Company, both nationally and internationally.

2.- Since the Valdivia Mill began its operation, it has been permanently supervised by all appropriate governmental bodies, and has recently been subject to a thorough environmental audit by an independent entity hired by the authorities for such purpose.

The Company and the authorities had already agreed upon solutions to the minor failures that were discovered as a result of this supervision. For this reason, we are completely surprised by the extreme order that the Company stop all activities at the Valdivia Mill. In our opinion, this decision has no technical or legal justification, and we will therefore act to protect the rights of the Company and its shareholders.

3.- All governmental authorities, be they national, regional, provincial or communal, are aware of the disposition that the Valdivia Mill has shown in order to insert a project of this magnitude into the community. For example, during the start-up of the Valdivia Mill, there was a problem of odors being generated, and the Company followed the guidelines of the authorities to solve the problem and did so in a shorter time frame than the one stipulated. Given the collaborative climate that Arauco has fostered with the authorities, there is no reason why any current problems could not be resolved without resorting to stopping all activities at the mill.

4.- The Valdivia Mill has not exceeded the annual production limits contemplated by its environmental impact study. Further, in the spirit of cooperation by which Arauco is inspired, on January 13, 2005 the Company formally proposed to the governmental authorities that they could themselves fix the future production parameters of the Valdivia Mill, in order to comply with the annual limit.

5.- The Valdivia Mill has been unfairly accused of being the cause of the migration or death of the swans of the “Santuario de la Naturaleza Carlos

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Andwanter”. This accusation continues to be made, despite the lack of evidence to date, as confirmed by a preliminary study by the Universidad Austral of Valdivia, and also by the National Environmental Commission (CONAMA). We hope that the disproportionate measure of stopping activities at the Valdivia Mill is not linked with this campaign to discredit the Company. We note that the Company’s original project contemplated discharging liquid effluents into the sea, but when the then-existing authorities directed the Company to discharge into the Cruces River instead, we complied and continue to respect the authorities’ conditions.

6.- The Company has informed the governmental authorities of the severe consequences that will result from stopping all activities at the Valdivia Mill and requested that the stoppage measure be rendered ineffective as soon as possible, in order to prevent a serious climate of uncertainty. Furthermore, we have made clear Arauco’s commitment to complying with the highest environmental standards, both national and international, and also its commitment to creating a relationship of trust and cooperation with the community.

***********

The financial effects of the stoppage measure which I have been referring to are the following for each day that activities at the mill are stopped: a loss of sales of up to U.S.$1,000,000 per day; and a loss of profit of up to U.S.$ 250,000 per day. Notwithstanding the above, because we cannot estimate the duration of the stoppage, we are not in a position to completely evaluate the effect that this measure could have on the financial statements of the Company or on the value of the shares of the Company, which will depend on the future evolution of the situation. In any case, the Board of Directors will inform you of its views on this situation once it has had a chance to obtain more information.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

c.c.

Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago
Bolsa Electrónica de Chile, Huérfanos Nº 770- 14 Floor, Santiago.
Bolsa de Valores de Valparaíso, P.O. Box 218-V, Valparaíso.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: January 24, 2005	By: /s/ ALEJANDRO PÉREZ
Name: Alejandro Pérez
Title: Chief Executive Officer